SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)*

OMEGA NAVIGATION ENTERPRISES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
MHY6476R1053
(CUSIP Number)
July 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	MHY6476R1053

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		654,406

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		654,406

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	654,406

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.4%

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	MHY6476R1053

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		733,063

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		733,063

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	733,063

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.1%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	MHY6476R1053

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,308,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,308,100

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,308,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.8%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	MHY6476R1053

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,308,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,308,100

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,308,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.8%

12	TYPE OF REPORTING PERSON*

	IN

     This Statement on Schedule 13G (this “Statement”) further amends and supplements, as Amendment No. 2, the statement on Schedule 13G filed on May 15, 2006 (the “Original 13G”), which was amended and restated on February 14, 2007 by Amendment No. 1 to the Original 13G (“Amendment No. 1,” and together with the Original 13G, the “Schedule 13G”), and relates to shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Omega Navigation Enterprises, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report an increase in the number of shares of Common Stock which the Reporting Persons may be deemed to beneficially own as of the date hereof.
Item 1(a). Name of Issuer:
     Omega Navigation Enterprises, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
24 Kaningos Street
Piraeus 185 34 Greece
Item 2(a). Name of Person Filing:
     This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to shares of Common Stock held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), MHR Institutional Partners IIA LP (“Institutional Partners IIA”) and MHR Institutional Partners III LP (“Institutional Partners III”), each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC (“Institutional Advisors III”) is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II and Institutional Advisors III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 2(b). Address of Principal Business Office, or if none, Residence:

     The address of the principal business office of each of Master Account, Advisors, Fund Management and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     MHY6476R1053
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Item 4(a) Amount Beneficially Owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 654,406 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 78,657 shares of Common Stock held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 733,063 shares of Common Stock. This number consists of (A) 654,406 shares of Common Stock held for the account of Master Account and (B) 78,657 shares of Common Stock held for the account of Capital Partners (100).

4.	Institutional Partners II may be deemed to be the beneficial owner of 135,745 shares of Common Stock held for its own account.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of 341,992 shares of Common Stock held for its own account.

6.	Institutional Advisors II may be deemed to be the beneficial owner of 477,737 shares of Common Stock. This number consists of (A) 135,745 shares of Common Stock held for the account of Institutional Partners II and (B) 341,992 shares of Common Stock held for the account of Institutional Partners IIA.

7.	Institutional Partners III may be deemed to be the beneficial owner of 97,300 shares of Common Stock held for its own account.

8.	Institutional Advisors III may be deemed to be the beneficial owner of 97,300 shares of Common Stock. This number consists of 97,300 shares of Common Stock held for the account of Institutional Partners III.

9.	Fund Management may be deemed to be the beneficial owner of 1,308,100 shares of Common Stock. This number consists of (A) 654,406 shares of Common Stock held for the account of Master Account, (B) 78,657 shares of Common Stock held for the account of Capital Partners (100), (C) 135,745 shares of Common Stock held for the account of Institutional Partners II, (D) 341,992 shares of Common Stock held for the account of Institutional Partners IIA and (E) 97,300 shares of Common Stock held for the account of Institutional Partners III.

10.	Dr. Rachesky may be deemed to be the beneficial owner of 1,308,100 shares of Common Stock. This number consists of (A) 654,406 shares of Common Stock held for the account of Master Account, (B) 78,657 shares of Common Stock held for the account of Capital Partners (100), (C) 135,745 shares of Common Stock held for the account of Institutional Partners II, (D) 341,992 shares of Common Stock held for the account of Institutional Partners IIA and (E) 97,300 shares of Common Stock held for the account of Institutional Partners III.
Item 4(b) Percentage of Class:
     The percentages set forth below are calculated based on information contained in the Issuer’s Form 20-F for the annual period ended December 31, 2007, which disclosed that there were 12,070,138 shares of Common Stock outstanding as of December 31, 2007.
1.	Master Account may be deemed to be the beneficial owner of approximately 5.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 6.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Institutional Partners II may be deemed to be the beneficial owner of approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 2.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

6.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 4.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

7.	Institutional Partners III may be deemed to be the beneficial owner of approximately 0.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

8.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 0.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

9.	Fund Management may be deemed to be the beneficial owner of approximately 10.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

10.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 10.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Item 4(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 654,406

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 654,406

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 78,657

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 78,657

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 733,063

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 733,063

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners II
(i)	Sole power to vote or to direct the vote: 135,745

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 135,745

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Institutional Partners IIA
(i)	Sole power to vote or to direct the vote: 341,992

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 341,992

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Institutional Advisors II
(i)	Sole power to vote or to direct the vote: 477,737

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 477,737

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 97,300

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 97,300

(iv)	Shared power to dispose or to direct the disposition of: 0
8.	Institutional Advisors III
(i)	Sole power to vote or to direct the vote: 97,300

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 97,300

(iv)	Shared power to dispose or to direct the disposition of: 0
9.	Fund Management
(i)	Sole power to vote or to direct the vote: 1,308,100

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,308,100

(iv)	Shared power to dispose or to direct the disposition of: 0
10.	Dr. Rachesky

(i)	Sole power to vote or to direct the vote: 1,308,100

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,308,100

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The partners of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Advisors, Institutional Advisors II and Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10. Certifications:
By signing below, each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
July 9, 2008

MHR CAPITAL PARTNERS MASTER ACCOUNT LP
By:	MHR Advisors LLC
its General Partner

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact